

June 29, 2015

Geoffrey G. Ribar
Chief Financial Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134

> **Re:** **Cadence Design Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed February 20, 2015**
> **Form 8-K filed April 27, 2015**
> **File No. 000-15867**

Dear Mr. Ribar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2015

Exhibit 23.01

1.   We note that the auditor's consent references an audit report dated February 17, 2015; however, the actual date of the audit report included in the filing is February 19, 2015. Please amend to include a revised consent that refers to the correct report.

Form 8-K filed April 27, 2015

Exhibit 99.01

Supplemental Reconciliation of Certain GAAP to Non-GAAP Measures

2.   We note that you present full non-GAAP income statements which may attach undue prominence to the non-GAAP information. Please confirm to us that in future filings you will either revise or remove this presentation with consideration for the guidance set forth

in Compliance and Disclosure Interpretation 102.10 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant